GrandSouth BANCORPORATION

2004 ANNUAL REPORT

GrandSouth
BANCORPORATION

SEC MAIL PROCESSING
RECEIVED
APR 2 5 2005
WASH, D.C. 185 SECTION

Dear Shareholder:

We are pleased to provide you with the enclosed annual report on GrandSouth Bancorporation for the year ended December 31, 2004.

Net income for the year ended December 31, 2004 equaled $1,318,960 or $.45 per diluted share compared to $650,112 or $.23 per diluted share at December 31, 2003. For the quarter ended December 31, 2004, the company recorded net income of $492,773 or $.17 per diluted share compared to a loss of $83,480 or $.03 per diluted share for the same period in 2003.

At December 31, 2004, total assets were $208 million compared to $172 million at December 31, 2003. Loans, net of reserves for loan losses, were $174 million compared to $148 million at December 31, 2003. Total deposits at period end amounted to $176 million compared to $145 million at December 31, 2003.

Higher volumes of earning assets and improving net interest margins, especially during the final quarter of the year, produced good revenue growth for the company. Net interest income for the year ended December 31, 2004 equaled $6.6 million and represented an improvement of 24% over the same period of 2003. Return on average equity for 2004 improved to 13.57% versus 6.68% for 2003.

In 2005, the company is planning to expand by entering the Anderson, S.C. market with a new branch office facility. The company's branch network is the primary source for obtaining the deposits needed to fund earning asset growth. The Anderson market represents one of the fastest growing markets in the Upstate of South Carolina. We hope to open the new office in Anderson in late 2005 or early 2006.

We look forward to reporting our progress to you throughout the coming year. As always, we appreciate your support.

Sincerely,

Mason Y. Garrett, Chairman

Ronald K. Earnest, President

381 Halton Road ◦ Post Office Box 6548 • Greenville, SC 29606 •864-770-1000 ◦ fax 864-770-1081

BUSINESS OF THE COMPANY

The Company is a South Carolina corporation organized in 2000 under the laws of South Carolina for the purpose of being a holding company for GrandSouth Bank (the "Bank"). On October 2, 2000, pursuant to a Plan of Exchange approved by the shareholders, all of the outstanding shares of capital stock of the Bank were exchanged for shares of common stock of the Company and the Company became the owner of all of the outstanding capital stock of the Bank. The Company presently engages in no business other than that of owning the Bank and has no employees.

The Bank is a South Carolina state bank which was incorporated and commenced operations as a commercial bank in 1998. The Bank operates from its offices in Greenville and Fountain Inn, South Carolina. The main office is located at 381 Halton Road, in Greenville, South Carolina, and the branch office is located at 325 South Main Street, in Fountain Inn, South Carolina.

The Bank offers a full array of commercial bank services. Deposit services include business and personal checking accounts, NOW accounts, savings accounts, money market accounts, various term certificates of deposit, IRA accounts, and other deposit services. Most of the Bank's deposits are attracted from individuals and small businesses. The Bank does not offer trust services.

The Bank offers secured and unsecured, short-to-intermediate term loans, with floating and fixed interest rates for commercial, consumer and residential purposes. Consumer loans include: car loans, home equity improvement loans (secured by first and second mortgages), personal expenditure loans, education loans, overdraft lines of credit, and the like. Commercial loans include short term unsecured loans, short and intermediate term real estate mortgage loans, loans secured by listed stocks, loans secured by equipment inventory, accounts receivable, and the like. Management believes that the credit staff possesses knowledge of the community and lending skills sufficient to enable the Bank to maintain a sufficient volume of high quality loans.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

Although the common stock of the Company is traded from time to time on an individual basis, no active trading market has developed and none is expected to develop in the foreseeable future. The common stock is not traded on any exchange or on the NASDAQ National Market System. During 2004, management is aware of a few transactions in which the Company's common stock has been transferred in a range of $6.51 to $8.96 per share. However, management has not ascertained that these transactions are the result of arm's length negotiations between the parties, and because of the limited number of shares involved, such prices may not be indicative of the market value of the common stock. Prices above have been adjusted for 10% stock dividends declared in January 2004 and February 2005.

As of March 1, 2005, there were approximately 566 holders of record of the Company's common stock, excluding individual participants in security position listings.

The Company did not pay any cash dividends prior to 2003. In 2003, the Company paid cash dividends totaling $.04 per share. In 2004, the Company paid cash dividends totaling $.08 per share. The dividend policy of the Company as well as the Bank is subject to the discretion of their respective Boards of Directors and depends upon a number of factors, including earnings, financial conditions, cash needs and general business conditions, as well as applicable regulatory considerations. South Carolina banking regulations restrict the amount of cash dividends that can be paid to the Company by the Bank, and all of the Bank's cash dividends to the Company are subject to the prior approval of the South Carolina Commissioner of Banking.

GrandSouth Bancoporation will furnish free of charge a copy of the Annual Report on Form 10-KSB filed with the Securities and Exchange Commission upon written request to J. B. Garrett, Vice President and Chief Financial Officer, GrandSouth Bancorporation, 381 Halton Road, Greenville, South Carolina 29607

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

General

This discussion is intended to assist in understanding the financial condition and results of operations of the Company, and should be read in conjunction with the Company's consolidated financial statements and related notes contained elsewhere herein. Because the Bank is responsible for all of the Company's operations, the discussion will refer to the results of operations of the Bank.

Forward-Looking Statements

This report contains "forward-looking statements" within the meaning of the securities laws. All statements that are not historical facts are "forward-looking statements." You can identify these forward-looking statements through our use of words such as "may," "will," "expect," "anticipate," "believe," "intend," "estimate," "project, " "continue," or other similar words. Forward-looking statements include, but are not limited to, statements regarding our future business prospects, revenues, working capital, liquidity, capital needs, interest costs, income, business operations and proposed services.

These forward-looking statements are based on current expectations, estimates and projections about our industry, management's beliefs, and assumptions made by management. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans, strategies, and objectives concerning our future financial and operating performance. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict, particularly in light of the fact that we are a new company with no operating history. Therefore, actual results may differ materially from those expressed or forecasted in such forward-looking statements. The risks and uncertainties include, but are not limited to:

- our growth and our ability to maintain growth;
- governmental monetary and fiscal policies, as well as legislative and regulatory changes;
- the effect of interest rate changes on our level and composition of deposits, loan demand and the value of our loan collateral and securities;
- the effects of competition from other financial institutions operating in our market area and elsewhere, including institutions operating locally, regionally, nationally and internationally, together with competitors that offer banking products and services by mail, telephone and computer and/or the Internet;
- failure of assumptions underlying the establishment of our allowance for loan losses, including the value of collateral securing loans; and
- loss of consumer confidence and economic disruptions resulting from terrorist activities.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this report might not occur.

Critical Accounting Policies

The Company has adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of the Company's financial statements. The significant accounting policies of the Company are described in the footnotes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities. Management considers these accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of its consolidated financial statements. Refer to the "Provision for Loan Losses" and "Allowance for Loan Losses" sections below for a detailed description of the Company's estimation process and methodology related to the allowance for loan losses.

Financial Condition

At December 31, 2004 the Company had total assets of $207.9 million composed primarily of net loans of $174.1 million, investment securities, other investments, and Federal Funds sold of $20.7 million and cash and due from banks of $2.5 million. At December 31, 2003 the company had total assets of $172.4 million composed primarily of net loans of $148.1 million, investment securities, other investments, and Federal Funds sold of $16.0 million and cash and due from balances of $2.0 million. The increase in net loans of $26.0 million is the result of hiring new loan officers and strong loan demand during 2004. The increase of $4.7 million in investment securities, other investments, and Federal Funds sold is the result of the Company's management of the liquidity needs of the institution. Liabilities were $197.1 million at December 31, 2004, composed primarily of deposits of $176.1 million, Federal Home Loan Bank advances of $13.5 million, subordinated debentures of $3.5 million, and other borrowings of $2.5 million. Liabilities were $162.8 million at December 31, 2003, composed primarily of deposits of $145.6 million, Federal Home Loan Bank advances of $11.6 million, subordinated debentures of $3.5 million. The increase of $30.5 million in deposits is the result of new certificates of deposits accounts and money market accounts opened during the period. The increase of $2.5 million in other borrowings is the result of one new borrowing agreement executed during the first quarter of 2004. Shareholders' equity was $10.8 million at December 31, 2004 compared to $9.6 million at December 31, 2003. The increase of $1.2 million is primarily the result of $1.3 million in earnings generated by the company.

The Company's loan portfolio at December 31, 2004 consisted primarily of $33.6 million of commercial loans, $97.0 million of real estate mortgage loans, $39.2 million of real estate construction loans and $6.7 million of consumer loans. The allowance for loan losses totaled $2.3 million at December 31, 2004. Management believes that the allowance for loan losses is adequate to absorb losses inherent in the loan portfolio as of December 31, 2004.

Earnings Performance

The Company had net income from operations for the year ended December 31, 2004 of $1,318,960, or $0.55 basic and $0.43 diluted earnings per share, compared to $650,112 or $0.27 basic earnings per share and $0.22 diluted earnings per share for the year ended December 31, 2003. Earnings per share have been adjusted for a 10% stock dividend declared on February 28, 2005. Diluted earnings per share reflect the effect of the exercise of stock options as well as an assumed conversion of subordinated debentures. The Bank had net interest income (the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities, excluding the provision for loan losses) of $6,674,073 in 2004 compared to $5,354,528 in 2003. The Bank also had other operating income (principally service charges, fees and commissions, and gains on sales of investment securities) of $400,677 in 2004 and $510,726 in 2003. The Bank provided $1,000,000 and $1,339,000 to its allowance for loan losses in 2004 and 2003 respectively, and had other operating expenses (principally salaries and benefits, occupancy and equipment expenses and data processing expenses) of $3,986,401 in 2004 and $3,493,673 in 2003.

Net Interest Income

Net interest income is the amount of interest earned on interest-earning assets (loans, investment securities, time deposits in other banks and federal funds sold), less the interest expenses incurred on interest-bearing liabilities (interest-bearing deposits and borrowed money), and is the principal source of the Bank's earnings. Net interest income is affected by the level of interest rates, volume and mix of interest-earning assets and interest-bearing liabilities and the relative funding of these assets.

During the year ended December 31, 2004, net interest income was $6.7 million. For the year ended December 31, 2003, net interest income was $5.4 million. This increase was primarily attributable to an increase in volume of average interest-earning assets, which increased to $185.2 million in 2004 from $151.0 million in 2003. The average yield on interest-earning assets decreased to 5.68% in 2004 from 5.70% in 2003, while the average cost of interest-bearing liabilities decreased to 2.23% in 2004 from 2.35% in 2003. The net yield on average interest-earning assets increased to 3.60% in 2004 from 3.55% in 2003, inreasing the benefit of the increased volume of interest-earning assets.

The table "Average Balances, Yields and Rates," provides a detailed analysis of the effective yields and rates on the categories of interest-earning assets and interest-bearing liabilities for the years ended December 31, 2004, 2003 and 2002.

	Year ended December 31, 2004			Year ended December 31, 2003			Year ended December 31, 2002		
	Average Balances(1)	Interest Income/ Expense	Yields/ Rates	Average Balances(1)	Interest Income/ Expense	Yields/ Rates	Average Balances(1)	Interest Income/ Expense	Yields/ Rates
Assets									
Federal funds sold and interest-bearing deposits	6,494	84	1.29%	$ 4,291	$ 55	1.28%	$ 9,391	$ 148	1.58%
Investment securities	16,629	524	3.16	16,246	557	3.43	12,031	609	5.06
Loans (2)	162,044	9,901	6.11	130,448	7,992	6.13	99,820	7,540	7.55
Total interest-earning assets	185,167	10,511	5.68	150,985	8,604	5.70	121,242	8,297	6.84
Cash and due from banks	2,504			2,149			2,263		
Allowance for loan losses	(2,214)			(1,642)			(1,246)		
Premises and equipment	3,774			3,958			3,291		
Other assets	5,445			2,014			2,700		
Total assets	$ 194,676			$ 157,464			$ 128,250		
Liabilities and shareholders' equity									
NOW accounts	2,849	8	0.28	2,580	3	0.13	2,317	14	0.60
Savings and money market	60,003	1,213	2.02	42,313	817	1.93	25,730	530	2.06
Time deposits	92,410	2,029	2.20	80,556	1,973	2.45	71,143	2,548	3.58
Interest-bearing deposits	155,262	3,250	2.09	125,449	2,793	2.23	99,160	3,092	3.12
FHLB advances	11,498	425	3.70	9,588	382	3.98	8,500	371	4.36
Other borrowings	2,067	81	3.92						
Subordinated debentures	3,500	79	2.25	3,500	74	2.11	3,500	96	2.75
Total interest-bearing liabilities	172,327	3,835	2.23	138,537	3,249	2.35	111,160	3,559	3.20
Noninterest-bearing demand deposits	9,853			8,361			7,090		
Other liabilities	2,777			1,121			1,363		
Total liabilities	184,957			148,019			119,613		
Shareholders' equity	9,719			9,445			8,637		
Total liabilities and shareholders' equity	$ 194,676			$ 157,464			$ 128,250		
Interest rate spread (3)			3.45			3.35			3.64
Net interest income and net yield on earning assets (4)		$ 6,674	3.60		$ 5,355	3.55		$ 4,738	3.91
Interest free funds supporting earning assets (5)	$ 12,840			$ 12,448			$ 10,082		

(1) Average balances are computed on a daily basis.
(2) Nonaccruing loans are included in the average loan balances and income on such loans is recognized on a cash basis. Income includes loan fees, which are immaterial to the calculation.
(3) Total interest-earnings assets yield less the total interest-bearing liabilities rate.
(4) Net interest income divided by total interest earning assets.
(5) Total interest-earnings assets less total interest-bearing liabilities.

Rate/Volume Analysis of Net Interest Income

The effect of changes in average balances (volume) and rates on interest income, interest expense and net interest income, for the periods indicated, is shown below. The effect of a change in average balance has been determined by applying the average rate in the earlier period to the change in average balance in the later period, as compared with the earlier period. The effect of a change in the average rate has been determined by applying the average balance in the earlier period to the change in the average rate in the later period, as compared with the earlier period. The effect of changes in volume/rate has been determined by applying the amount of the change in average rates to the amount of the change in average volumes, and allocated to volume and rate based on their proportions to the absolute value of each.

	Year ended December 31, 2004 compared to 2003 Increase (Decrease) Due to			Year Ended December 31, 2003 compared to 2002 Increase (Decrease) Due to		
	Volume	Rate	Change	Volume	Rate	Change
Interest earned on:						
Federal funds sold and interest -bearing deposits	$ 28	$ 1	$ 29	$ (69)	$ (24)	$ (93)
Investment securities	12	(45)	(33)	177	(229)	(52)
Gross Loans	1,935	(26)	1,909	2,037	(1,585)	452
Total Interest Income	1,975	(70)	1,905	2,145	(1,838)	307
Interest paid on:						
Deposits	620	(163)	457	706	(1,005)	(299)
FHLB advances	70	(27)	43	45	(34)	11
Other borrowings	81	-	81			
Subordinated debentures	-	5	5	-	(22)	(22)
Total Interest Expense	771	(185)	586	751	(1,061)	(310)
Change in Net Interest Income	$ 1,204	$ 115	$ 1,319	$ 1,394	$ (777)	$ 617

During 2005, management expects that short term interest rates will continue increase during the entire year. The Company does not expect these increases to have a significant impact on the company's earnings due to similar repricing intervals in the interest earning asset and liability portfolio. Therefore, any improvements in net interest income for 2005 are expected to be largely the result of increases in the volume and changes in the mix of interest-earning assets and interest-bearing liabilities. Management expects to continue to use aggressive marketing strategies to increase the Bank's market share for both deposits and quality loans within the Greenville, South Carolina area. These strategies involve offering attractive interest rates and continuing the Bank's commitment to providing outstanding customer service.

Interest Rate Sensitivity

Interest rate sensitivity management is concerned with the timing and magnitude of repricing assets compared to liabilities and is an important part of asset/liability management. It is the objective of interest rate sensitivity management to generate stable growth in net interest income, and to control the risks associated with interest rate movement. Management constantly reviews interest rate risk exposure and the expected interest rate environment so that adjustments in interest rate sensitivity can be timely made.

The table, "Interest Sensitivity Analysis", indicates that, on a cumulative basis through twelve months, rate- sensitive assets exceeded rate-sensitive liabilities, resulting in an asset-sensitive position at December 31, 200 of $6.9 million for a cumulative gap ratio of 3.4%.

When interest-sensitive assets exceed interest-sensitive liabilities for a specific repricing period, a positive interest sensitive gap results. The gap is negative when interest-sensitive liabilities exceed interest-sensitive assets. For a bank with a positive gap, such as the Bank, rising interest rates would be expected to have a positive effect on net interest income and falling rates would be expected to have the opposite effect. However, gap analysis, such as the table below, does not take into account actions by a bank or its customers during periods of changing rates, which could significantly change the effects of rate changes than would otherwise be expected.

The table below reflects the balances of interest-earning assets and interest-bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the earlier of their contractual maturity date or the date at which the loans may be repriced contractually. Time deposits in other banks are reflected in the deposits' maturity dates. Repurchase agreements and other borrowed funds are reflected in the earliest contractual repricing interval due to the immediately available nature of these funds. Interest-bearing liabilities with no contractual maturity, such as interest-bearing transaction accounts and savings deposits, are reflected in the earliest repricing interval due to contractual arrangements which give management the opportunity to vary the rates paid on these deposits within a thirty day or shorter period. However, the Bank is under no obligation to vary the rates paid on those deposits within any given period. Fixed rate time deposits are reflected at their contractual maturity dates. Fixed rate advances are reflected at their contractual maturity dates, and variable rate advances are reflected in the earliest repricing interval since they were borrowed under the daily rate credit option, and reprice daily.

Interest Sensitivity Analysis

	December 31, 2004				
	Within 3 Months	4-12 Months	Over 1-5 Years	Over 5 Years	Total
	(Dollars in thousands)				
Interest-earning assets					
Federal funds sold and interest-bearing deposits	4,115				4,115
Investments and FHLB stock,	75		9,257	7,974	17,306
Loans	136,263	11,316	28,666	213	176,458
Total interest-earning assets	140,453	11,316	37,923	8,187	197,879
Interest-bearing liabilities					
Interest-bearing deposits					
Interest-bearing transaction accounts	2,914				2,914
Savings and money market accounts	61,982				61,982
Time deposits over $100M	12,147	19,756	18,320	-	50,223
Other time deposits	15,621	23,821	12,768	-	52,210
Total interest-bearing deposits	92,664	43,577	31,088	-	167,329
Other borrowings	11,000	-	6,500	2,000	19,500
Total interest-bearing liabilities					
Period interest-sensitive gap	36,789	(32,261)	335	6,187	
Cumulative interest-sensitive gap	36,789	4,528	4,863	11,050	
Gap ratio as a percentage of earning assets	18.6%	(16.3)%	0.2%	3.1%	
Cumulative gap ratio as a percentage of earning assets	18.6%	2.3%	2.5%	5.6%	

Provision for Loan Losses

The allowance for loan losses, established through charges to expense in the form of a provision for loan losses, allows for loan losses inherent in the Bank's loan portfolio. Loan losses or recoveries are charged or credited directly to the allowance. The level of the allowance for loan losses is based on management's judgment as to the amount required to maintain an allowance adequate to provide for estimated inherent losses in the loan portfolio. The Bank provided $1,000,000 and $1,339,000 to the allowance during the years ended December 31, 2004 and 2003, respectively. The decrease in the provision for loan losses for 2004 versus 2003 was the result of an improvement in the credit quality of the overall loan portfolio and a decrease in the growth of the loan portfolio. See "Allowance for Loan Losses" for further information about factors considered by management in setting the amount of the allowance.

Other Income

In 2004, the Bank had other income of $400,677 compared to $510,726 in 2003. The decrease was primarily the result of gains of $89,575 on sales of investment securities classified as available-for-sale during 2003, as compared to no such sales in 2004.

Other Expenses

Salaries and employee benefits totaled $2,162,838 and $1,894,529 for 2004 and 2003, respectively. The increase was primarily due to additional lending staff at the Greenville location. Occupancy and equipment and data processing expenses totaled $900,349 for the year ended December 31, 2004 compared to $867,300 for the year ended December 31, 2003. The increase of $ 33,049 was primarily due to one-time software conversion costs during the first half of 2004. In 2004, the Bank recorded write-downs of assets acquired in settlement of loans of $68,235, compared to $25,549 in 2003.

Income Taxes

During the years ended December 31, 2004 and 2003, the Bank recorded income tax expense of $769,389 and $382,469, respectively. The Bank accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Certain items of income and expense (principally provision for loan losses and depreciation) are included in one reporting period for financial accounting purposes and another for income tax purposes.

Investment Portfolio

As of December 31, 2004, the Bank's investment portfolio, excluding investments required for membership in the Federal Home Loan Bank ("FHLB"), comprised approximately 7.9% of total assets. The following table summarizes the carrying value amounts of securities held by the Bank at December 31, 2004 and at December 31, 2003. Available-for-sale securities are stated at estimated fair value. The Bank had no held-to-maturity securities at December 31, 2004.

Securities Portfolio Composition

	December 31, 2004			December 31, 2003			December 31, 2002		
	Book Value	Net Unrealized Holding Gain/(Loss)	Fair Value	Book Value	Net Unrealized Holding Gain/(Loss)	Fair Value	Book Value	Net Unrealized Holding Gain/(Loss)	Fair Value
	(Dollars in thousands)								
Federal Agencies	$ 7,496	$ (34)	$ 7,462	$ 3,014	$ (38)	$2,976	$ 5,992	$ 60	$ 6,052
Mortgage-backed securities	8,924	(35)	8,889	10,901	(48)	10,853	11,391	215	11,606
	$16,420	$ (69)	$16,351	$13,915	$ (86)	$13,829	$17,383	$ 275	$17,658

The Bank also holds stock in the FHLB. This stock was recorded at a cost of $954,500 at December 31, 2004 and $580,000 at December 31, 2003, and has no quoted market value. However, redemption of this stock has historically been at par value.

The following table presents maturities and weighted average yields of debt securities available for sale at December 31, 2004. All of the securities are stated at estimated fair value.

Securities Portfolio Maturities and Yields

	December 31, 2004	
	Fair Value	Yield
	(Dollars in thousands)	
Federal agencies		
Due within one year	-	-
Due from one to five years	$ 7,462	2.90%
Due from five to ten years	-	-
Due after ten years	-	-
Mortgage-backed securities		
Due within one year	75	3.99%
Due from one to five years	-	-
Due from five to ten years	8,513	3.55%
Due after ten years	301	5.21%
Total	$ 16,351	3.31%

Loan Portfolio

Management believes the loan portfolio is adequately diversified. There are no significant concentrations of loans to any particular individuals or industry or group of related individuals or industries, and there are no foreign loans.

The amount of loans outstanding at December 31, 2004, 2003, 2002, 2001 and 2000 is shown in the following table according to type of loan:

Loan Portfolio Composition

	December 31,				
	2004	2003	2002	2001	2000
	(Dollars in thousands)				
Commercial	$33,644	$ 30,500	$ 45,122	$36,800	27,781
Real estate – Construction	39,170	15,814	13,627	6,846	5,853
Real estate – Mortgage	96,984	94,391	44,840	41,924	31,130
Consumer	6,660	9,691	7,350	7,119	5,911
Total loans	176,458	150,396	110,939	92,690	70,675
Less allowance for loan losses	(2,293)	(2,345)	(1,395)	(1,175)	(958)
	$174,165	$148,051	$109,544	$91,514	$69,717

A certain degree of risk is inherent in the extension of credit. Management has established loan and credit policies designed to control both the types and amounts of risks assumed and to ultimately minimize losses. Such policies include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines.

Commercial loans primarily represent loans made to businesses, and may be made on either a secured or an unsecured basis. When taken, collateral usually consists of liens on receivables, equipment, inventories, furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt-to- worth ratios. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions. To control risk, initial and continuing financial analysis of a borrower's financial information is required.

Real estate construction loans generally consist of financing the construction of 1-4 family dwellings and nonfarm, nonresidential real estate. Usually, loan-to-cost ratios are limited to 80% and permanent financing commitments are required prior to the advancement of loan proceeds.

Loans secured by real estate mortgages comprised 55.0% of the Bank's loan portfolio at December 31, 2004 compared to 62.8% at December 31, 2003. Residential real estate loans consist mainly of first and second mortgages on single family homes, with some multifamily loans. Loan-to-value ratios for these instruments are generally limited to 80%. Nonfarm, nonresidential loans are secured by business and commercial properties with loan-to-value ratios generally limited to 80%. The repayment of both residential and business real estate loans is dependent primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary or liquidation source of repayment.

Maturity and Interest Sensitivity Distribution of Loans

The following table sets forth the maturity distribution of the Company's loans, by type, at December 31, 2004, as well as the amount of fixed and variable rate loans outstanding.

	December 31, 2004			
	One Year Or Less	One to Five Years	Five Years Or More	Total
	(Dollars in thousands)			
Commercial, financial and industrial	$ 25,925	$ 7,060	$ 659	$ 33,644
Real estate – construction	19,881	19,289	-	39,170
Real estate – mortgage	16,995	74,204	5,785	96,984
Consumer installment	1,688	4,817	155	6,660
Total loans	$ 64,489	$ 105,370	$ 6,599	$ 176,458
Fixed rate				$ 46,425
Variable rate				$ 130,033

Nonperforming Loans; Other Problem Assets

When a loan is 90 days past due as to interest or principal or there is serious doubt as to collectibility, the accrual of interest income is generally discontinued unless the estimated net realizable value of collateral is sufficient to assure collection of the principal balance and accrued interest. When the collectibility of a significant amount of principal is in serious doubt, the principal balance is reduced to the estimated fair value of collateral by charge-off to the allowance for loan losses and any subsequent collections are credited first to the remaining principal balance and then to the allowance for loan losses as a recovery of the amount charged-off. A nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

At December 31, 2004 and 2003, the Bank had $1,497,000 and $1,230,953, respectively, of nonaccrual loans. The increase was primarily attributable to one loan relationship placed on nonaccrual in fourth quarter of 2004. Gross interest income that would have been recorded with respect to nonaccrual loans in 2004 and 2003 under the original terms of the loans was $168,425 and $93,543, respectively. Accrued interest on nonaccrual loans totaled $40,420 and $10,294 at December 31, 2004 and 2003, respectively. At December 31, 2004 and 2003 loans of $ - and $388,760, respectively, were 90 days or more past due and still accruing interest. Management believes, at this time, that principal and interest on these loans will ultimately be collected. There were no restructured loans at December 31, 2004 and 2003.

Nonperforming Assets

Nonperforming assets, percentages of net charge-offs, and the related percentage of allowance for loan losses are shown in the following table:

	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(Dollars in thousands)				
Loans over 90 days past due	$ -	$ 393	$ -	$ 628	$ -
Loans on non-accrual					
Real estate – mortgage	1,394	1,052	789	645	1,906
Real estate – construction	10	16	-	300	-
Commercial	-	56	7	351	332
Consumer	93	107	59	66	43
Total non-accrual loans	1,497	1,231	855	1,362	2,281
Troubled debt restructurings	-	-	-	-	-
Total nonperforming loans	1,497	1,624	855	1,990	2,281
Other nonperforming assets	881	411	243	574	805
Total nonperforming assets	$ 2,378	$ 2,035	$ 1,098	$ 2,564	$ 3,086
Percentage of total assets	1.14%	1.18%	0.78%	2.18%	3.49%
Percentage of nonperforming assets to total loans and other nonperforming assets	1.34	1.35	0.99	2.76	4.32
Allowance for loan losses to total loans	1.30	1.56	1.26	1.27	1.36
Net charge-offs to average loans	0.65	0.30	0.59	.64	1.63

Potential Problem Loans

Management has identified and maintains a list of potential problem loans. These are loans that are not included in nonaccrual status, or loans that are past due 90 days or more and still accruing. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes serious doubts as to the ability of such borrowers to comply with the current loan repayment terms. At December 31, 2004, there were $4.6 million of loans determined by management to be potential problem loans.

Assets Acquired in Foreclosure

At December 31, 2004 and 2003, the Bank had assets acquired in settlements of loans of approximately $881,098 and $411,000, respectively. For both years, those amounts represented 100% of real estate owned. One property was acquired, and six properties were sold in 2004. Real estate owned is initially recorded at the lower of net loan principal balance or its estimated fair market value less estimated selling costs. The estimated fair value is determined by appraisal at the time of acquisition.

Allowance for Loan Losses

The allowance for loan losses is increased by direct charges to operating expense. Losses on loans are charged against the allowance in the period in which management has determined that it is more likely than not that the loans have become uncollectible. Recoveries of previously charged-off loans are credited to the allowance. The table, "Summary of Loan Loss Experience," summarizes loan balances at the end of each period indicated, averages for each period, changes in the allowance arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense.

In reviewing the adequacy of the allowance for loan losses at each year-end, management considers the historical loan losses experienced by the Bank, current economic conditions affecting the borrowers' ability to repay, the volume of loans, and the trends in delinquent, nonaccruing, and potential problem loans, and the quality of collateral securing nonperforming and problem loans. After charging-off all known losses, management considers the allowance for loan losses adequate to cover its estimate of loan losses inherent in the loan portfolio as of December 31, 2004.

In calculating the amount required in the allowance for loan losses, management applies a consistent methodology that is updated quarterly. The methodology utilizes a loan risk-grading system and detailed loan reviews to assess credit risks and the overall quality of the loan portfolio, as well as other off-balance-sheet credit risks such as loan commitments and standby letters of credit. Also, the calculation provides for management's assessment of trends in national and local economic conditions that might affect the general quality of the loan portfolio. Regulators review the adequacy of the allowance for loan losses as part of their examination of the Bank and may require adjustments to the allowance based upon information available to them at the time of the examination.

During 2004, the Bank experienced net charge-offs of $1,052,275. Management believes that it has adequately provided for losses considering its assessment of collateral values and other factors affecting collectibility. In addition, Management believes that procedures to monitor extensions of credit, construction draws, and current financial condition of borrowers have improved during the last two years as compared to previous periods.

The allowance is not allocated to different segments of the portfolio. The Bank charges losses from any segment of the portfolio to the allowance without any allocation.

Analysis of the Allowance for Loan Losses

	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(Dollars in thousands)				
Total gross loans outstanding at end of period	$176,458	$150,396	$110,939	$92,485	$70,675
Average amount of loans outstanding, gross	162,044	130,448	99,820	78,318	66,292
Balance of allowance for loan losses - beginning	2,345	1,395	1,176	958	1,173
Loans charged off:					
Real estate-construction	-	(82)	-	(6)	(105)
Real estate-mortgage	(466)	(120)	(529)	(241)	(665)

Consumer loans	(475)	(97)	(54)	(95)	(119)
Commercial and other loans	(135)	(90)	(25)	(163)	(191)
Total charge-offs	(1,076)	(389)	(608)	(505)	(1,080)
Recoveries of loans previously charged-off	24	-	22	-	-
Net charge-offs	(1,052)	(389)	(586)	(505)	(1,080)
Additions to allowance for loan losses-ending	1,000	1,339	805	723	865
Balance of allowance for loan losses-ending	$ 2,293	$ 2,345	$ 1,395	$ 1,176	$ 958

	Year Ended December 31,				
	2004	2003	2002	2001	2000
Ratios					
Net charge-offs during period to average loans outstanding during period	0.65%	0.30%	0.59%	.64%	1.63%
Net charge-offs to loans at end of period	0.60	0.26	0.53	0.55	1.53
Allowance for loan losses to average loans	1.42	1.80	1.40	1.50	1.45
Allowance for loan losses to loans at end of Period	1.30	1.56	1.26	1.27	1.36
Net charge-offs to allowance for loan losses	45.9	16.6	42.0	42.9	1.13
Net charge-offs to provision for loan losses	105.2	29.1	72.8	69.8	124.9

Deposits

The amounts and composition of total deposits as of December 31, 2004 and 2003 were as follows (dollars in thousands):

	December 31,			
	2004		2003	
	Amount	Percent	Amount	Percent
Noninterest-bearing	$ 8,818	5.0%	$ 9,082	6.2%
NOW accounts	2,914	1.7	3,142	2.2
Money market accounts	61,240	34.8	47,549	32.7
Savings	742	0.4	760	0.5
Time, less than $100,000	50,222	28.5	48,658	33.4
Time, $100,000 and over	52,210	29.6	36,430	25.0
	$176,176	100.0%	$145,621	100.0%

The average amounts and average rates paid on deposits held by the Bank for the years ended December 31, 2004 and 2003 are summarized below:

Deposits
(Dollars in thousands)

	December 31, 2004		December 31, 2003		December 31, 2002	
	Amount	Average Rate (%)	Amount	Average Rate (%)	Amount	Average Rate(%)
Noninterest-bearing demand	$9,853	-	$ 8,361	-	$7,090	-
Interest-bearing transaction accounts	2,849	0.26	2,580	0.11	2,317	0.60
Savings	813	0.49	628	0.48	455	0.93
Money market accounts	59,190	2.04	41,686	1.95	25,274	2.08

Certificates of deposit and Individual retirement accounts	92,410	2.20	80,555	2.45	71,114	3.58
Total average deposits	$165,115	2.09%	$133,810	2.23%	$106,250	2.91%

As of December 31, 2004, the Bank held $52.2 million in time deposits of $100,000 or more, with approximately $16.5 million maturing within three months, $7.4 million with maturities over three through six months, $16.5 million with maturities over six through twelve months and $12.7 million with maturities over twelve months. Brokered deposits as of December 31, 2004 amounted to approximately $25.9 million. Brokered deposits are generally more interest rate sensitive and, therefore, more volatile than deposits obtained from the company's local market areas.

Return on Equity and Assets

The following table shows the return on assets (net income divided by average assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2004 and 2003.

	December 31,		
	2004	2003	2002
Return on average assets	0.68%	0.41%	0.47%
Return on average equity	13.57%	6.88	6.96
Dividend payout ratio	13.14%	12.12	-
Average equity to average asset ratio	4.97	6.00	6.73

Liquidity

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets which may be immediately converted into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being the ability to obtain deposits within the Bank's service area. Core deposits (total deposits less time deposits greater than $100,000 and less brokered deposits) provide a relatively stable funding base, and were equal to 59.0% of total assets at December 31, 2004. Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold, and funds from maturing loans. The Bank is a member of the FHLB of Atlanta and, as such, has the ability to borrow against the security of its investment portfolio and qualifying mortgage loans. At December 31, 2004, the Bank had the ability to borrow up to 15% of assets from the FHLB. $13.5 million of borrowings were outstanding from the FHLB at December 31, 2004, secured by investment securities and 1 – 4 family residential mortgage loans. These borrowings bear interest at rates ranging from 2.52% to 4.38%. $11.5 million matures in 2006 and $2.0 million matures in 2011. The $2 million advance is callable and may reprice prior to its final maturity date.

The unused borrowing capacity currently available from the FHLB assumes that the Bank's $954,500 investment in FHLB stock as well as certain securities and qualifying mortgages would be pledged to secure any future borrowings. The maximum amount of FHLB borrowings outstanding at the end of any month in 2004 was $15.5 million. The Bank believes that it could obtain additional borrowing capacity from the FHLB by identifying additional qualifying collateral that could be pledged.

The Bank also has $7,400,000 available through lines of credit with other banks as an additional source of liquidity funding. Management believes that the Bank's overall liquidity sources are adequate to meet its operating needs in the ordinary course of business.

Off-Balance Sheet Arrangements

The Company, through the operations of the Bank, makes contractual commitments to extend credit in the ordinary course of its business activities. These instruments represent unfunded commitments, not outstanding balances, therefore, the risk associated with these financial instruments is referred to as "off-balance sheet risk". The Bank's financial instruments with off-balance sheet risk consist of 1) commitments to extend credit and 2) standby letters of credit. Both involve elements of credit and interest rate risk not reflected on the balance sheet. We use the same credit and collateral policies in making these commitments as we do for on-balance sheet instruments.

Commitments to extend credit are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specified period of time. At December 31, 2004, the Bank had issued commitments to extend credit of $27.8 million through various types of lending. Commitments at variable rates of interest totaled $21.0 million and commitments at fixed rates totaled $6.8 million. The commitments generally expire over one year. Past experience indicates that many of these commitments to extend credit will expire unused. However, as described in "Liquidity", the Company believes that it has adequate sources of liquidity to fund commitments that are drawn upon by the borrower.

In addition to commitments to extend credit, the Bank also issues standby letters of credit which are assurances to a third party that they will not suffer a loss if the Bank's customer fails to meet its contractual obligation to the third party. Standby letters of credit totaled $993,644 at December 31, 2004. Past experience indicates that many of these standby letters of credit will expire unused. However, through its various sources of liquidity, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.

Neither the Company nor its subsidiary is involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or significantly impact earnings. Obligations under noncancelable operating lease agreements totaled approximately $ 379,803 at December 31, 2004. These obligations are payable over several years as shown in Note 10 to the Company's consolidated financial statements.

Capital Resources

Shareholders' equity increased $1,155,633 during 2004. Major components of the change in shareholders' equity included net operating income of $1,318,960, unrealized gains, net of tax, in the investment portfolio of $11,333, and a cash dividend of $.08 per share, or $173,261.

The Company and the Bank are subject to regulatory capital adequacy standards. Under these standards, financial institutions and holding companies are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of the Federal Deposit Insurance Corporation Improvements Act of 1991, federal financial institution regulatory authorities are required to implement prescribed "prompt corrective actions" upon the deterioration of the capital position of a bank. If the capital position of an institution falls below certain levels, increasingly stringent regulatory corrective actions are mandated.

We believe that capital is sufficient to fund the activities of the bank for the foreseeable future. It is management's objective to maintain the capital levels such that the bank will continue to be considered well capitalized. However, no assurance can be given that this objective will be achieved. We do anticipate that capital levels will be maintained at levels that will allow the company and the bank to qualify as being adequately capitalized as defined by regulation.

Company and Bank capital ratios at December 31, 2004 are presented in the following table, compared with the "well capitalized" and minimum ratios under the FDIC regulatory definitions and guidelines:

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective Action provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(amounts in $000)			
Company (consolidated):						
As of December 31, 2004						
Total capital (to risk weighted assets)	$ 16,577	9.3%	$ 14,331	8.0%	$ 17,914	10.0%
Tier 1 capital (to risk weighted assets)	10,840	6.1	7,166	4.0	10,748	6.0
Tier 1 capital (to average assets)	10,840	5.6	8,196	4.0	10,246	5.0
Company (consolidated):						
As of December 31, 2003						
Total capital (to risk weighted assets)	$ 14,974	9.9	$ 12,066	8.0%	$ 15,087	10.0%
Tier 1 capital (to average assets)	9,587	6.4	6,033	4.0	9,052	6.0
Tier 1 capital (to average assets)	9,587	6.1	6,633	4.0	7,544	5.0

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective ation provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Bank:						
As of December 31, 2004						
Total capital (to risk weighted assets)	$ 18,715	10.5%	$ 14,312	8.0%	$ 17,891	10.0%
Tier 1 capital (to risk weighted assets)	16,478	9.2	7,156	4.0	10,734	6.0
Tier 1 capital (to average assets)	16,478	8.5	8,196	4.0	10,246	5.0
As of December 31, 2003						
Total capital (to risk weighted assets)	$ 14,812	9.8%	$ 12,074	8.0%	$ 15,093	10.0%
Tier 1 capital (to risk weighted assets)	12,925	8.6	6,037	4.0	9,056	6.0
Tier 1 capital (to average assets)	12,925	7.8	6,631	4.0	8,289	5.0

Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses which have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also general increases in the prices of goods and services will result in increased operating expenses.

Recently Issued Accounting Standards

Recently issued accounting standards and pronouncements are discussed in Note 1, Summary of Significant Accounting Policies and Activities, in our Report on Consolidated Financial Statements included herein. Other accounting standards, which have been issued or proposed by the Financial Accounting Standards Board that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

GRANDSOUTH BANCORPORATION AND SUBSIDIARY

REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

Elliott Davis

Elliott Davis, LLC
Advisors·CPAs·Consultants
200 East Broad Street
P.O. Box 6286
Greenville, SC 29606-6286

Phone 864.242.3370
Fax 864.232.7161

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
GrandSouth Bancorporation and Subsidiary
Greenville, South Carolina

We have audited the accompanying consolidated balance sheets of ***GrandSouth Bancorporation and Subsidiary*** as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ***GrandSouth Bancorporation and Subsidiary*** as of December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis, LLC

Greenville, South Carolina
February 4, 2005, except for Note 22 as to which
the date is February 28, 2005

GRANDSOUTH BANCORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	DECEMBER 31, 2004	DECEMBER 31, 2003
ASSETS		
Cash and due from banks	$ 2,544,458	$ 2,046,684
Federal funds sold	3,424,000	1,562,000
Cash and cash equivalents	5,968,458	3,608,684
Investment securities available for sale	16,351,488	13,829,219
Other investments, at cost	954,500	580,000
Loans, net	174,164,872	148,051,270
Property and equipment, net	3,628,546	3,893,185
Bank owned life insurance	4,247,026	827,487
Assets acquired in settlement of loans	881,098	410,921
Other assets	1,733,758	1,259,992
	$ 207,929,746	**$ 172,460,758**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Noninterest bearing	$ 8,817,734	$ 9,082,231
Interest bearing	167,328,540	136,538,717
Total deposits	176,146,274	145,620,948
Federal Home Loan Bank advances	13,500,000	11,600,000
Other borrowings	2,500,000	-
Subordinated debentures	3,500,000	3,500,000
Other liabilities	1,486,514	2,098,485
Total liabilities	197,132,788	162,819,433
COMMITMENTS AND CONTINGENCIES – Notes 10 and 14		
SHAREHOLDERS' EQUITY		
Common stock, no par value, 20,000,000 shares authorized, 2,382,357 and 2,165,970 shares issued and outstanding at December 31, 2004 and 2003 respectively	10,839,508	9,695,208
Retained earnings	-	-
Accumulated other comprehensive income (loss)	(42,550)	(53,883)
Total shareholders' equity	10,796,958	9,641,325
Total liabilities and shareholders' equity	**$207,929,746**	**$ 172,460,758**

The accompanying notes are an integral part of these consolidated financial statements.

GRANDSOUTH BANCORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,		
	2004	2003	2002
INTEREST INCOME			
Loans and fees on loans	$ 9,900,728	$ 7,991,856	$ 7,540,240
Investment securities	524,742	556,705	608,439
Federal funds sold and due from banks	83,483	55,213	148,434
Total interest income	10,508,953	8,603,774	8,297,113
INTEREST EXPENSE			
Deposits	3,231,859	2,792,628	3,092,067
Federal Home Loan Bank advances	524,205	382,279	370,463
Subordinated notes	78,816	74,339	96,250
Total interest expense	3,834,880	3,249,246	3,558,780
Net interest income	6,674,073	5,354,528	4,738,333
PROVISION FOR POSSIBLE LOAN LOSSES	1,000,000	1,339,000	805,000
Net interest income after provision for possible loan losses	5,674,073	4,015,528	3,933,333
NONINTEREST INCOME			
Service fees on deposit accounts	265,570	289,434	293,119
Gain on sale of investment securities available for sale	-	89,575	-
Other	135,107	131,717	149,899
Total noninterest income	400,677	510,726	443,018
NONINTEREST EXPENSES			
Salaries and benefits	2,162,838	1,894,529	1,789,615
Printing and supplies	75,898	71,246	97,586
Data processing	321,405	350,666	293,868
Occupancy and equipment	578,944	516,634	437,468
Professional services	192,890	151,950	159,845
Writedowns and expenses on assets acquired in settlement of loans	68,235	25,549	89,031
Other operating	586,191	483,099	447,586
Total noninterest expenses	3,986,401	3,493,673	3,314,999
Income before income taxes	2,088,349	1,032,581	1,061,352
INCOME TAX PROVISION	769,389	382,469	460,470
Net income	**$ 1,318,960**	**$ 650,112**	**$ 600,882**
NET INCOME PER COMMON SHARE			
Basic	**$ .55**	**$ .27**	**$ .25**
Diluted	**$ .43**	**$ .22**	**$ .21**
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING			
Basic	**2,382,357**	**2,382,567**	**2,382,567**
Diluted	**3,200,558**	**3,162,300**	**3,146,359**

The accompanying notes are an integral part of these consolidated financial statements

GRANDSOUTH BANCORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
For the years ended December 31, 2004, 2003 and 2002

	Common stock			Accumulated other	Total
	Shares	Amount	Retained earnings	comprehensive income (loss)	shareholders' equity
Balance, December 31, 2001	1,875,329	$ 8,464,227	$ 59,119	$ 31,750	$ 8,555,096
Net income	-	-	600,882	-	600,882
Other comprehensive income - Unrealized gain on investment securities (net of income tax expense of $81,230)	-	-	-	155,294	155,294
Comprehensive income	-	-	-	-	756,176
Balance, December 31, 2002	1,875,329	8,464,227	660,001	187,044	9,311,272
Net income	-	-	650,112	-	650,112
Other comprehensive income - Unrealized holding losses on investment securities (net of income tax benefit of $115,058)	-	-	-	(297,359)	(297,359)
Less reclassification adjustment for gains included in net income (net of income tax expense of $33,143)	-	-	-	56,432	56,432
Comprehensive income	-	-	-	-	409,185
Stock dividend (5%)	93,731	625,186	(625,186)	-	-
Cash in lieu of fractional shares	-	(368)	-	-	(368)
Cash dividend ($.04) per share	-	-	(78,764)	-	(78,764)
Stock dividend (10%)	196,910	606,163	(606,163)	-	-
Balance, December 31, 2003	2,165,970	9,695,208	-	(53,883)	9,641,325
Net income	-	-	1,318,960	-	1,318,960
Other comprehensive income - Unrealized holding gain on investment securities (net of income tax expense of $5,306)	-	-	-	11,333	11,333
Comprehensive income	-	-	-	-	1,330,293
Cash in lieu of fractional shares	(191)	(1,399)	-	-	(1,399)
Cash dividend ($.08) per share	-	-	(173,261)	-	(173,261)
Stock dividend (10%)	216,578	1,145,699	(1,145,699)	-	-
Balance, December 31, 2004	**2,382,357**	**$ 10,839,508**	**$ -**	**$ (42,550)**	**$ 10,796,958**

The accompanying notes are an integral part of these consolidated financial statements.

GRANDSOUTH BANCORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
	2004	2003	2002
OPERATING ACTIVITIES			
Net income	$ 1,318,960	$ 650,112	$ 600,882
Adjustments to reconcile net income to net cash provided by operating activities			
Deferred income tax expense (benefit)	55,150	(193,385)	206,310
Provision for possible loan losses	1,000,000	1,339,000	805,000
Depreciation	384,612	334,168	203,149
Amortization and accretion (net) of securities available for sale	113,963	126,639	123,078
Gain on sale of investment securities available for sale	-	(89,575)	-
Gain on sale of property and equipment	(3,712)	(11,455)	-
(Gain) loss on sale of assets acquired in settlement of loans	12,948	(9,999)	35,619
Write-down of assets acquired in settlement of loans	68,235	24,359	44,000
Increase in other assets	(534,222)	(292,057)	(281,739)
Increase (decrease) in other liabilities	276,108	592,267	(944,477)
Net cash provided by operating activities	2,692,042	2,470,074	791,822
INVESTING ACTIVITIES			
Purchase of investment securities	(11,027,274)	(9,796,291)	(12,524,711)
Purchase of Federal Home Loan Bank stock	(374,500)	(155,000)	-
Proceeds from principal paydowns on investment securities	2,907,681	5,159,843	2,899,926
Proceeds from sales and calls of investment securities	5,500,000	7,187,427	-
Proceeds from maturity of investment securities	-	1,000,000	3,000,000
Increase in loans, net	(28,270,950)	(40,295,128)	(19,108,231)
Purchase of Bank owned life insurance	(3,357,000)	-	-
Increase in cash surrender value of life insurance	(62,539)	(41,838)	(35,681)
Proceeds from sale of assets acquired in settlement of loans	605,988	266,750	524,157
Proceeds from sale of property and equipment	15,500	23,000	10,237
Purchase of property and equipment	(131,761)	(245,868)	(2,089,225)
Net cash used for investing activities	(34,194,855)	(36,897,105)	(27,323,528)
FINANCING ACTIVITIES			
Proceeds from Federal Home Loan Bank advances	5,000,000	3,100,000	-
Repayment of Federal Home Loan Bank advances	(3,100,000)	-	-
Proceeds from note payable	2,500,000	-	-
Net increase in deposits	29,637,247	27,148,427	24,052,833
Dividends paid	(173,261)	(78,764)	-
Cash paid in lieu of fractional shares	(1,399)	(368)	-
Net cash provided by financing activities	33,862,587	30,169,295	24,052,833
Net (decrease) increase in cash and cash equivalents	2,359,774	(4,257,736)	(2,478,873)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,608,684	7,866,420	10,345,293
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 5,968,458**	**$ 3,608,684**	**$ 7,866,420**
SUPPLEMENTAL INFORMATION			
Cash paid for:			
Income taxes	**$ 237,777**	**$ 147,511**	**$ 340,610**
Interest	**$ 3,810,773**	**$ 3,382,683**	**$ 4,038,239**
Loans transferred to assets acquired in settlement of loans	**$ 1,157,348**	**$ 449,196**	**$ 273,085**

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

GrandSouth Bancorporation (the "Company") is a South Carolina corporation organized in 2000 for the purpose of being a holding company for GrandSouth Bank (the "Bank"). On October 2, 2000, pursuant to a Plan of Exchange approved by the shareholders, all of the outstanding shares of $2.50 par value common stock of the Bank were exchanged for shares of no par value common stock of the Company. The Company presently engages in no business other than that of owning the Bank, has no employees, and operates as one business segment. The Company is regulated by the Federal Reserve Board. The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Bank was incorporated in 1998 and operates as a South Carolina chartered bank providing full banking services to its customers. The Bank is subject to regulation by the South Carolina State Board of Financial Institutions and the Federal Deposit Insurance Corporation.

Basis of presentation

The accounting and reporting policies conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. The Company uses the accrual basis of accounting.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amount of income and expenses during the reporting periods. Actual results could differ from those estimates.

Concentrations of credit risk

The Company makes loans to individuals and businesses in and around Upstate South Carolina for various personal and commercial purposes. The Company has a diversified loan portfolio and the borrowers' ability to repay their loans is not dependent upon any specific economic sector.

Investment securities

The Bank accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The statement requires investments in equity and debt securities to be classified into three categories:

1. Available for sale: These are securities which are not classified as either held to maturity or as trading securities. These securities are reported at fair market value which is determined using quoted market prices. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders' equity (accumulated other comprehensive income (loss)). Gains or losses on dispositions of securities are based on the difference between the net proceeds and the adjusted carrying amounts of the securities sold using the specific identification method. Premiums and discounts are amortized into interest income by a method that approximates a level yield.

(Continued)

2. Held to maturity: These are investment securities which the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts. Premiums and discounts are amortized into interest income by a method that approximates a level yield. The Company has no held to maturity securities.

3. Trading: These are securities which are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the income statement. The Company has no trading securities.

Loans, interest and fee income on loans

Loans are stated at the principal balance outstanding. The allowance for possible loan losses is deducted from total loans in the consolidated balance sheet. Interest income is recognized on an accrual basis over the term of the loan based on the principal amount outstanding.

Loans are generally placed on non-accrual status when principal or interest becomes ninety days past due, or when payment in full is not anticipated. When a loan is placed on non-accrual status, interest accrued but not received is generally reversed against interest income. If collectibility is in doubt, cash receipts on non-accrual loans are not recorded as interest income, but are used to reduce principal. Loans are not returned to accrual status until the borrower demonstrates the ability to pay principal and interest. Loans on non-accrual status as well as real estate acquired through foreclosure or deed taken in lieu of foreclosure are included in non-performing assets.

Allowance for possible loan losses

The provision for possible loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate reserve to meet the present estimated loss characteristics of the current loan portfolio. Management's estimate is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, and prevailing and anticipated economic conditions. Loans which are determined to be uncollectible are charged against the allowance. Provision for possible loan losses and recoveries on loans previously charged off are added to the allowance.

The Company accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This standard requires that all lenders value loans at the loan's fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate.

Under SFAS No. 114, as amended by SFAS No. 118, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

(Continued)

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in income from operations.

Assets acquired in settlement of loans

Assets acquired in settlement of loans include real estate acquired through foreclosure or deed taken in lieu of foreclosure, and repossessed assets. These assets are recorded at the lower of the carrying value of the loans or the estimated fair value of the related asset, net of estimated selling costs. The excess carrying value, if any, is charged to the allowance for possible loan losses upon transfers. If further reduction in value occurs, charges are included in income from operations.

Income taxes

The financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes versus for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

Advertising and public relations expense

Advertising, promotional, and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailings are expensed in the period in which the direct mailings are sent.

Net income per common share

Net income per common share is computed on the basis of the weighted average number of common shares outstanding in accordance with SFAS No. 128, "Earnings per Share". The treasury stock method is used to compute the effect of stock options and convertible subordinated debentures on the weighted average number of common shares outstanding for diluted earnings per share. On January 21, 2003, the Company declared a five percent stock dividend and on January 22, 2004 and February 28, 2005 the Company declared ten percent stock dividends. Per share and share amounts have been retroactively restated to reflect the stock dividends declared in 2003, 2004 and 2005.

Statement of cash flows

For purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and cash equivalents". Cash and cash equivalents have an original maturity of three months or less.

Fair values of financial instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," as amended by SFAS No. 119, requires disclosure of fair value information for financial instruments, whether or not recognized in the consolidated balance sheet, when it is practicable to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock. In addition, other nonfinancial instruments such as property and equipment and other assets and liabilities are not subject to the disclosure requirements.

(Continued)

Risks and uncertainties

In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan and investment securities portfolios that results from a borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current presentation. These reclassifications have no effect on previously reported shareholders' equity or net income.

Stock-based compensation

The Company has a stock-based employee compensation plan which is further described in Note 16. The Company accounts for the plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all stock options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and net income per common share as if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation. Per share and weighted average shares outstanding have been restated to reflect the five percent stock dividend declared on January 21, 2003 and ten percent stock dividends declared on January 22, 2004 and February 28, 2005.

	Years ended December 31,		
	2004	**2003**	**2002**
Net income, as reported	$ 1,318,960	$650,112	$ 600,882
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	53,701	20,350	19,611
Pro forma net income - basic	1,265,259	629,762	581,271
Add: Interest savings/incremental shares assumed on conversion of subordinated debentures	49,654	46,834	60,638
Pro forma net income - diluted	**$ 1,314,913**	**$ 676,596**	**$ 641,909**
Net income per common share:			
Basic - as reported	**$ .55**	**$ .27**	**$ 0.25**
Basic - pro forma	**$ .53**	**$ .26**	**$ 0.24**
Diluted - as reported	**$ .43**	**$ .22**	**$ 0.21**
Diluted - pro forma	**$ .41**	**$ .21**	**$ 0.20**

(Continued)

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants: the risk free interest rate used ranged from 4.00 to 5.89 percent, the expected volatility ranged from 5.00 to 15.25 percent, the expected option life was 5 years and the assumed dividend yields ranged from zero to $0.08 per share.

Recently issued accounting standards

The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions." The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, APB Opinion No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. APB Opinion No. 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of this statement shall be applied prospectively. The adoption of this statement is not expected to have a material impact on the financial condition or operating results of the Company.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R) will require companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its financial statements. In addition, the adoption of SFAS No. 123(R) requires additional accounting and disclosure related to the income tax and cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective beginning as of the first interim or annual reporting period beginning after December 15, 2005. The Company is currently evaluating the impact that the adoption of SFAS No. 123(R) will have on its financial position, results of operations and cash flows.

In December 2003, the FASB issued FIN No. 46 (revised), "Consolidation of Variable Interest Entities" ("FIN No. 46(R)"), which addresses consolidation by business enterprises of variable interest entities. FIN No. 46(R) requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN No. 46(R) also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN No. 46(R) provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN No. 46(R) applied immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to the Company's existing variable interest entities in the first reporting period ending after December 15, 2004. Certain of the disclosure requirements applied to all financial statements issued after December 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN No. 46(R) did not have a material impact on the Company's financial position or results of operations.

In March 2004, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 105, Application of Accounting Principles to Loan Commitments, to inform registrants of the Staff's view that the fair value of the recorded loan commitments should not consider the expected future cash flows related to the associated servicing of the future loan. The provisions of SAB No. 105 must be applied to loan commitments accounted for as derivatives that are entered into after March 31, 2004. The Staff will not object to the application of existing accounting practices to loan commitments accounted for as derivatives that are entered into on or before March 31, 2004, with appropriate disclosures. The Company adopted the provisions of SAB No. 105 on April 1, 2004. The adoption of SAB No. 105 did not have a material impact on the Company's financial condition or results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the bank or on deposit with the Federal Reserve Bank. At December 31, 2004 and 2003 these required reserves were met by vault cash.

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and fair value of investment securities available for sale are as follows:

	December 31, 2004			
	Amortized Cost	Gross unrealized Gains	Gross unrealized Losses	Fair Value
Federal Agencies	$ 7,496,267	$ -	$ 33,875	$ 7,462,392
Mortgage backed	8,924,159	44,185	79,248	8,889,096
Total investment securities	**$ 16,420,426**	**$ 44,185**	**$ 113,123**	**$ 16,351,488**

	December 31, 2003			
	Amortized Cost	Gross unrealized Gains	Gross unrealized Losses	Fair Value
Federal Agencies	$ 3,013,346	$ -	$ 37,721	$ 2,975,625
Mortgage backed	10,901,449	62,121	109,976	10,853,594
Total investment securities	**$ 13,914,795**	**$ 62,121**	**$ 147,697**	**$ 13,829,219**

(Continued)

NOTE 3 - INVESTMENT SECURITIES, Continued

The amortized costs and fair values of securities available for sale at December 31, 2004, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair value
One to five years	$ 9,291,947	$ 9,257,001
Five to ten years	6,763,683	6,718,848
After ten years	364,796	375,639
Total investment securities	**$ 16,420,426**	**$ 16,351,488**

Investment securities with an aggregate amortized cost of $8,207,441 (fair value of $8,201,092) at December 31, 2004 and $4,052,849 (fair value of $4,055,629) at December 31, 2003 were pledged to collateralize public deposits and borrowings.

The following table shows gross unrealized losses and fair value, and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2004.

	Less than 12 Months		12 Months or More		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Federal agencies	$ 7,462,393	$ 33,875	$ -	$ -	$ 7,462,393	$ 33,875
Mortgage backed	1,340,818	1,503	3,441,121	77,745	4,781,939	79,248
Total	**$ 8,803,211**	**$ 35,378**	**$3,441,121**	**$ 77,745**	**$ 12,244,332**	**$ 113,123**

Three individual securities were in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary.

The Bank, as a member institution of the Federal Home Loan Bank of Atlanta ("FHLB"), is required to own capital stock in the FHLB based generally upon the balance of investment securities pledged and FHLB borrowings. FHLB capital stock, with a cost of $954,500 and $580,000 at December 31, 2004 and 2003, respectively, is included in other investments in the consolidated balance sheets. No ready market exists for the stock, and it has no quoted market value. However, redemption of the stock has historically been at par value.

NOTE 4 - LOANS

The composition of net loans by major loan category is presented below:

	December 31,	
	2004	2003
Commercial	$ 33,644,407	$ 30,500,112
Real estate – construction	39,170,054	15,814,092
Real estate – mortgage	96,983,830	94,391,576
Consumer	6,659,750	9,690,934
Loans, gross	176,458,041	150,396,714
Less allowance for possible loan losses	2,293,169	2,345,444
	$ 174,164,872	**$ 148,051,270**

At December 31, 2004 and 2003, non-accrual loans totaled $1,497,000 and $1,230,953, respectively. The gross interest income which would have been recorded under the original terms of the loans amounted to $168,425, $93,543, and $27,430 in 2004, 2003 and 2002, respectively. The Bank had no loans with payments past due ninety days or more and accruing interest at December 31, 2004. Loans with payments past due ninety days or more and accruing interest were $388,760, with $10,293 in accrued interest at December 31, 2003. Impaired loans of approximately $1.5 million at December 31, 2004 were included on the Bank's classified loans listing, and a specific reserve was allocated in calculating the allowance for possible loan losses. Variable rate and fixed rate loans totaled $130,033,239 and $46,424,802, respectively, at December 31, 2004.

The following is a summary of the activity within the allowance for possible loan losses for the periods presented:

	For the years ended December 31,		
	2004	2003	2002
Balance, beginning of year	$ 2,345,444	$ 1,395,070	$ 1,175,570
Provision for possible loan losses	1,000,000	1,339,000	805,000
Loans charged against the allowance, net of recoveries	(1,052,275)	(388,626)	(585,500)
Balance, end of year	**$ 2,293,169**	**$ 2,345,444**	**$ 1,395,070**

NOTE 5 - PROPERTY AND EQUIPMENT

Components of property and equipment included in the balance sheet are as follows:

	December 31,	
	2004	2003
Land and land improvements	$ 566,596	$ 566,596
Building and leasehold improvements	2,891,464	2,891,464
Furniture and equipment	1,293,058	1,246,746
Vehicles	132,824	67,375
	4,883,942	4,772,181
Accumulated depreciation	(1,255,396)	(878,996)
Total property and equipment	**$ 3,628,546**	**$ 3,893,185**

(Continued)

NOTE 5 - PROPERTY AND EQUIPMENT, Continued

Depreciation expense for the years ended December 31, 2004, 2003 and 2002 amounted to $384,612, $334,168, and $203,149, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

Type of Asset	Life of Years	Depreciation Method
Software	3	Straight-line
Furniture and equipment	5 to 7	Straight-line
Buildings and improvements	5 to 40	Straight-line
Vehicles	3	Straight-line

NOTE 6 - DEPOSITS

The following is a detail of deposit accounts:

	December 31, 2004	December 31, 2003
Noninterest bearing	$ 8,817,734	$ 9,082,231
Interest bearing:		
NOW accounts	2,914,119	3,142,012
Money market accounts	61,239,789	47,548,787
Savings	741,620	760,644
	73,713,262	60,533,674
Time, less than $100,000	50,222,861	48,657,509
Time, $100,000 and over	52,210,151	36,429,765
	102,433,012	85,087,274
Total deposits	**$ 176,146,274**	**$ 145,620,948**

Interest expense on time deposits greater than $100,000 was $905,358, $518,986, and $550,583, in 2004, 2003 and 2002, respectively.

At December 31, 2004 the scheduled maturities of certificates of deposit are as follows:

2005	$ 71,344,652
2006	27,000,755
2007	3,816,000
2008	165,875
2009 and thereafter	105,730
	$ 102,433,012

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

The Bank had advances outstanding from the FHLB totaling $13,500,000 and $11,600,000 at December 31, 2004 and 2003, respectively. The advances bear interest at fixed rates ranging from 2.52 percent to 4.38 percent. Advances of $11,500,000 mature in 2006, and an advance of $2,000,000 matures in 2011. The advance maturing in 2011 is callable, and may reprice prior to its final maturity date.

Advances are collateralized by investment securities with a book value of $7,929,902 and fair value of $7,862,736 and by qualifying residential 1 - 4 family first mortgages. During 2004, the maximum amount of advances outstanding was $15,500,000 and the average amount outstanding during 2004 was $11,497,814.

NOTE 8 - OTHER BORROWINGS

At December 31, 2004 and 2003, the Company had outstanding $2,500,000 and $-0-, respectively, in other borrowings from an unrelated bank. The borrowings bear interest at the federal prime rate minus 0.25 percent (5.00 percent at December 31, 2004). The borrowings mature in 2007 and may be repaid before maturity without penalty.

NOTE 9 - SUBORDINATED DEBENTURES

In 2001, the Company issued ten-year variable rate convertible subordinated debentures. The debentures pay interest quarterly at prime minus 2 percent (3.25 percent at December 31, 2004). The holders of debentures may convert the principal amount of the debenture into common stock of the Company at the conversion ratio of $6.50 (approximate fair value at issuance) of debenture principal for one share of the Company's stock. The Company has the option of redeeming the debentures at any time after December 31, 2005 as a whole or in part and from time to time at predetermined prices. The Company incurred $78,816 and $74,339 in interest expense on the debentures in 2004 and 2003, respectively.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company's financial position or results of operations.

The Company has a ground lease on its main office location, which expires in 2021. The monthly lease payment is $1,000 for years one through five, and increases to $1,322 per month in year eleven and to $1,521 per month in year sixteen.

The Company leased an office, which it used as a branch until July 2003, under a non-cancelable operating lease which terminated in October 2004. Monthly lease payments of $3,000 were due on the lease until cancellation. This office was closed in July 2003, but the lease obligation continued until October 2004.

The Company also leases land upon which it constructed a branch office under a non-cancelable operating lease which expires in March of 2018. The lease requires monthly lease payments of $800. The lease contains four renewal options of five years each with provisions for adjustments to the monthly lease payments. The lease agreement requires the Company to pay all property taxes.

Future minimum lease payments under these operating leases are summarized as follows:

For the year ended December 31,	
2005	$ 21,600
2006	23,250
2007	23,400
2008	23,400
2009	23,400
Thereafter	264,753
	$ 379,803

NOTE 11 - UNUSED LINES OF CREDIT

At December 31, 2004, the Bank had two unused lines of credit to purchase federal funds totaling $7,400,000 from unrelated banks. These lines of credit are available on a one to fourteen day basis for general corporate purposes of the Bank. The lenders reserve the right to withdraw the line at their option. The Bank had an additional line of credit with the FHLB to borrow up to fifteen percent of the Bank's total assets. At December 31, 2004, the Bank had unused available credit of approximately $17,700,000. The line of credit agreement requires the Bank to pledge investment securities or qualifying loans as collateral. (See Note 7).

NOTE 12 - INCOME TAXES

The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes for the years ended December 31:

	2004	2003	2002
Income taxes currently payable			
Federal	$ 649,239	$ 551,994	$ 223,460
State	65,000	23,860	30,700
	714,239	575,854	254,160
Deferred tax provision (benefit)	55,150	(193,385)	206,310
Income tax provision	**$ 769,389**	**$ 382,469**	**$ 460,470**

The income tax effect of cumulative temporary differences at December 31, are as follows:

	Deferred tax asset (liability)	
	2004	2003
Allowance for possible loan losses	$ 455,875	$ 497,874
Nonaccrual loan interest	13,743	3,500
Unrealized net losses on investment securities available for sale	26,388	31,663
Depreciation	(194,889)	(184,927)
Amortization	255	1,105
Cash basis versus accrual basis of accounting	-	(7,296)
Other	(7,298)	12,580
Net deferred tax asset	**$ 294,074**	**$ 354,499**

The net deferred tax asset is included in other assets in the consolidated balance sheets. There is no valuation allowance because management believes it is more likely than not that the full amount of deferred tax assets will be realized.

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes for the years ended December 31, as follows:

	2004		2003		2002	
	Amount	%	Amount	%	Amount	%
Tax expense at statutory rate	$ 710,000	34	$ 351,100	34	$ 360,900	34
Increase in taxes resulting from:						
State bank tax (net of federal benefit)	42,900	2	23,860	2	20,300	2
Adjustment to valuation allowance and effective income tax rate	-	-	809	-	63,680	5
Other tax preference items	16,489	1	6,700	1	15,590	2
Income tax provision	**$ 769,389**	**37**	**$ 382,469**	**37**	**$ 460,470**	**43**

NOTE 13 - RELATED PARTY TRANSACTIONS

Certain directors, executive officers and companies with which they are affiliated, are customers of and have banking transactions with the Bank in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions. A summary of loan transactions with directors, including their affiliates and executive officers are as follows:

	For the years ended December 31,	
	2004	2003
Balance, beginning of year	$ 1,807,980	$ 1,883,882
New loans	1,688,112	224,969
Less loan payments	(1,425,372)	(300,871)
Balance, end of year	**$ 2,070,720**	**$ 1,807,980**

Deposits by directors and their related interests at December 31, 2004 and 2003 approximated $1,883,000 and $2,376,000, respectively.

The Company leases land from a relative of a director, shareholder and executive officer of the Company (see Note 10). Lease expenses charged to operations under these agreements approximated $39,600 in 2004, $46,000 in 2003, and $46,000 in 2002.

NOTE 14 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the ordinary course of business, and to meet the financing needs of its customers, the Bank is a party to various financial instruments with off-balance sheet risk. These financial instruments, which include commitments to extend credit and standby letters of credit, involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The contract amount of those instruments reflects the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2004 and 2003, unfunded commitments to extend credit were $27,847,753 and $24,285,415, respectively. Variable rate and fixed rate unfunded commitments to extend credit were $21,047,749 and $6,800,004, respectively, at December 31, 2004. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate. At December 31, 2004 and 2003, there were outstanding letters of credit totaling $993,644 and $730,105, respectively.

NOTE 15 - EMPLOYEE BENEFIT PLAN

The Bank sponsors the GrandSouth Bank Profit Sharing Section 401(k) Plan for the benefit of all eligible employees. The Bank contributes seventy-five percent of the first four percent of the employee's compensation contributed to the Plan. Contributions made to the Plan in 2004, 2003, and 2002 amounted to $39,546, $34,609, and $30,481, respectively.

In 2001, supplemental benefits were approved by the Board of Directors for certain executive officers of the Bank. These benefits are not qualified under the Internal Revenue Code and they are not funded. However, certain funding is provided informally and indirectly by life insurance policies owned by the Bank. The Company recorded net expense related to these benefits of $55,980, $28,596 and $18,302 in 2004, 2003 and 2002, respectively.

NOTE 16 - STOCK OPTION PLAN

During 1998, the Board of Directors approved a stock option plan for the benefit of the directors, officers and employees. The Board may grant up to 330,330 options (after adjustment for a 10 percent stock dividend declared February 28, 2005) at an option price per share not less than the fair market value on the date of grant. All options granted to officers and employees vest 20 percent each year for five years and expire 10 years from the grant date.

	Options outstanding			Options exercisable	
Range of Exercise Prices	**Number Outstanding**	**Weighted Average Remaining Contractual life**	**Weighted average exercise price**	**Number Exercisable**	**Weighted average exercise price**
$ 3.58	181,682	3.88	$ 3.58	181,682	$ 3.58
3.93	47,840	6.12	3.93	38,274	3.93
5.51 - 5.70	41,187	7.19	5.67	23,502	5.68
6.69	33,000	9.13	6.69	6,600	6.69
	303,709			**250,058**	

A summary of the status of the plan and changes during the year is presented below:

	For the years ended December 31,					
	2004		2003		2002	
	Shares	**Weighted Average Exercise Price**	**Shares**	**Weighted average exercise price**	**Shares**	**Weighted average exercise price**
Outstanding at beginning of year	270,709	$ 3.85	264,659	$ 3.82	229,524	$ 3.58
Granted	33,000	6.69	6,050	5.51	35,135	5.65
Exercised	-		-		-	
Forfeited or expired	-		-		-	
Outstanding at end of year	**303,709**	**4.26**	**270,709**	**3.85**	**264,659**	**3.82**
Options exercisable at December 31,	250,058	3.91	224,442	3.60	141,874	3.60
Shares available for grant	26,621		59,621		65,671	

Granted shares and per share exercise prices have been restated to reflect the 2003, 2004 and 2005 stock dividends.

NOTE 17 - COMMON STOCK AND NET INCOME PER COMMON SHARE

Following is a reconciliation of basic net income per share to diluted net income per share for the years ended December 31, 2004, 2003 and 2002.

	Income (numerator)	Shares (denominator)	Per-share amount
For the year ended December 31, 2004			
Basic net income per common share			
Income available to common shareholders	$ 1,318,960	2,382,357	$ .55
Effect of dilutive instruments:			
Stock options	-	134,086	-
Effect of convertible instruments:			
Interest savings/incremental shares assumed on conversion of subordinated debentures	49,654	684,115	-
Diluted net income per common share			
Income available to common shareholders plus assumed exercises of stock options	**$ 1,368,614**	**3,200,558**	**$ .43**
For the year ended December 31, 2003			
Basic net income per common share			
Income available to common shareholders	$ 650,112	2,382,567	$ .27
Effect of dilutive instruments:			
Stock options	-	95,896	-
Effect of convertible instruments:			
Interest savings/incremental shares assumed on conversion of subordinated debentures	46,834	683,837	-
Diluted net income per common share			
Income available to common shareholders plus assumed exercises of stock options	**$ 696,946**	**3,162,300**	**$.22**
For the year ended December 31, 2002			
Basic net income per common share			
Income available to common shareholders	$ 600,882	2,382,567	$.25
Effect of dilutive instruments:			
Stock options	-	79,955	-
Effect of convertible instruments:			
Interest savings/incremental shares assumed on conversion of subordinated debentures	60,638	683,837	-
Diluted net income per common share			
Income available to common shareholders plus assumed exercises of stock options	**$ 661,520**	**3,146,359**	**$.21**

The Bank declared a five percent common stock dividend on January 21, 2003 a ten percent common stock dividend on January 30, 2004, and a ten percent common stock dividend on February 28, 2005. Weighted average common shares outstanding have been adjusted to reflect the stock dividends.

NOTE 18 - RESTRICTIONS ON DIVIDENDS

The ability of the Company to pay cash dividends is dependent upon its receiving cash in the form of dividends from the Bank.

NOTE 19 - REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines must be met that involve quantitative measures of the Company and Bank assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. The Company and Bank actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(amounts in $000)			
Company (consolidated):						
As of December 31, 2004						
Total capital (to risk weighted assets)	$ 16,577	9.3%	$ 14,331	8.0%	$ 17,914	10.0%
Tier 1 capital (to risk weighted assets)	10,840	6.1	7,166	4.0	10,748	6.0
Tier 1 capital (to average assets)	10,840	5.6	8.196	4.0	10,246	5.0
Bank:						
As of December 31, 2004						
Total capital (to risk weighted assets)	$ 18,715	10.5%	$ 14,312	8.0%	$17,891	10.0%
Tier 1 capital (to risk weighted assets)	16,478	9.2	7,156	4.0	10,734	6.0
Tier 1 capital (to average assets)	16,478	8.5	8,196	4.0	10,246	5.0
Company (consolidated):						
As of December 31, 2003						
Total capital (to risk weighted assets)	$ 14,974	9.9%	$ 12,066	8.0%	$ 15,087	10.0%
Tier 1 capital (to risk weighted assets)	9,587	6.4	6,033	4.0	9,052	6.0
Tier 1 capital (to average assets)	9,587	6.1	6,633	4.0	7,544	5.0
Bank:						
As of December 31, 2003						
Total capital (to risk weighted assets)	$ 14,812	9.8%	$ 12.074	8.0%	$ 15,093	10.0%
Tier 1 capital (to risk weighted assets)	12,925	8.6	6,037	4.0	9,056	6.0
Tier 1 capital (to average assets)	12,925	7.8	6,631	4.0	8,289	5.0

NOTE 20 - FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of fair value information, whether or not recognized in the balance sheets, when it is practical to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other instruments. Certain items are specifically excluded from the disclosure requirements, including the Bank's common stock, property and equipment and other assets and liabilities.

Fair value approximates carrying value for cash and due from banks and federal funds sold due to the short-term nature of the instrument.

Investment securities available for sale are valued using quoted fair market prices. Other investments at cost are considered to be an appropriate estimate of fair value due to historical redemption of the stock at cost.

Fair value for loans maturing after one year is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

Fair value for demand deposit accounts is equal to the carrying value. Interest-bearing accounts with no fixed maturity date are valued based on rates offered within the Bank's market using current interest rates on similar instruments. Certificate of deposit accounts maturing within one year are valued at their carrying value. The fair value of certificate of deposit accounts maturing after one year are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.

The fair values of fixed rate advances from the FHLB are estimated using the discounted cash flow calculation that applies to the Company's current borrowing rate available from the FHLB. The carrying amounts of the variable rate subordinated debentures are reasonable estimates of fair value because they can be repriced frequently.

The Bank has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts which could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses which would be incurred in an actual sale or settlement are not taken into consideration in the fair value presented.

The estimated fair values of the Bank's financial instruments are as follows:

	December 31,			
	2004		2003	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets:				
Cash and due from banks	$ 2,544,458	$ 2,544,458	$ 2,046,684	$ 2,046,684
Federal funds sold	3,424,000	3,424,000	1,562,000	1,562,000
Investment securities available for sale	16,351,488	16,351,488	13,829,219	13,829,219
Other investments, at cost	954,500	954,500	580,000	580,000
Loans, gross	176,458,041	176,707,442	150,396,714	150,850,189
Financial Liabilities:				
Deposits	176,146,274	176,694,520	145,620,948	146,272,528
Federal Home Loan Bank advances	13,500,000	13,483,292	11,600,000	11,663,196
Other borrowings	2,500,000	2,500,000	-	-
Subordinated debentures	3,500,000	3,500,000	3,500,000	3,500,000

NOTE 21 - PARENT COMPANY FINANCIAL INFORMATION

Following is condensed financial information of GrandSouth Bancorporation (parent company only):

CONDENSED BALANCE SHEETS

	December 31, 2004	December 31, 2003
ASSETS		
Cash	$ 226,209	$ 60,951
Investment in bank subsidiary	16,435,221	12,939,357
Deferred tax asset	232,769	158,661
	$ 16,894,199	**$ 13,158,969**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accrued expenses	$ 53,925	$ 17,644
Due to subsidiary	43,316	-
Note payable	2,500,000	-
Subordinated debentures	3,500,000	3,500,000
Shareholders' equity	10,796,958	9,641,325
	$ 16,894,199	**$ 13,158,969**

CONDENSED STATEMENTS OF INCOME

	For the years ended December 31, 2004	2003	2002
REVENUES	$ -	$ -	$ -
EXPENSES			
Interest	159,857	74,339	96,250
Sundry	40,438	36,172	30,694
Loss before equity in undistributed net income of bank subsidiary	(200,295)	(110,511)	(126,944)
EQUITY IN UNDISTRIBUTED NET INCOME OF BANK SUBSIDIARY	1,445,146	719,864	681,883
Income before income taxes	1,244,851	609,353	554,939
Income tax benefit	74,109	40,759	45,943
Net income	**$ 1,318,960**	**$ 650,112**	**$ 600,882**

(Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
	2004	**2003**	**2002**
OPERATING ACTIVITIES			
Net income	$ 1,318,960	$ 650,112	$ 600,882
Adjustments to reconcile net income to net cash used for operating activities			
Deferred income taxes	(74,108)	(40,688)	24,989
Accrued expenses and other	36,281	85,380	(83,721)
Increase in due to subsidiary	43,316	-	-
Equity in undistributed net income of bank subsidiary	(1,445,146)	(719,864)	(681,883)
Net cash used for operating activities	(120,697)	(25,060)	(139,733)
INVESTING ACTIVITY			
Investment in bank subsidiary	(2,039,385)	(17,493)	(1,000,000)
FINANCING ACTIVITIES			
Proceeds from note payable	2,500,000	-	-
Payment of cash dividends	(173,261)	(78,764)	-
Cash paid in lieu of fractional shares	(1,399)	(368)	-
Net cash provided by (used for) financing activities	2,325,340	(79,132)	-
Net increase (decrease) in cash	165,258	(121,685)	(1,139,733)
CASH, BEGINNING OF YEAR	60,951	182,636	1,322,369
CASH, END OF YEAR	**$ 226,209**	**$ 60,951**	**$ 182,636**

NOTE 22 – SUBSEQUENT EVENT

On February 28, 2005, the Company declared a ten percent (10%) common stock dividend payable April 5, 2005 to shareholders of record as of March 18, 2005. Common shares authorized, common shares outstanding, and per share amounts have been retroactively restated throughout the consolidated financial statements to reflect this stock dividend.

EXECUTIVE OFFICERS AND DIRECTORS

Executive Officers

Mason Y. Garrett	Chairman of the Board and Chief Executive Officer
Ronald K. Earnest	President and Chief Operating Officer

Directors

Ronald K. Earnest	President and Chief Executive Officer GrandSouth Bank Greenville, South Carolina
Harold E. Garrett	Owner, Garrett's Discount Golf Carts Fountain Inn, South Carolina
Mason Y. Garrett	Chairman of the Board GrandSouth Bank Greenville, South Carolina
Michael L. Gault	Owner, Fountain Inn Service Center Fountain Inn, South Carolina
Baety O. Gross	Attorney Simpsonville, South Carolina
S. Hunter Howard	President and Chief Executive Officer South Carolina Chamber of Commerce Columbia, South Carolina
S. Blanton Phillips	Owner and Chief Executive Officer BPS, Inc. Simpsonville, South Carolina

Offices of GrandSouth Bank

Fountain Inn Office

325 South Main Street
Fountain Inn, South Carolina 29644

Telephone (864) 862-8833

Greenville Office

381 Halton Road
Greenville, South Carolina 29607

Telephone (864) 770-1000